Exhibit 1.1

[English Translation]

ARTICLES OF INCORPORATION

OF

DAIICHI SANKYO COMPANY, LIMITED

Chapter 1 GENERAL RULES

Article 1 (Corporate Name)

The corporate name of the Company shall be Daiichi Sankyo Kabushiki Kaisha and in English DAIICHI SANKYO COMPANY, LIMITED.

Article 2 (Purpose)

The business purposes of the Company shall be as follows:

(1)	Manufacture, sale & purchase and export & import of pharmaceuticals, quasi-pharmaceuticals, medical devices such as equipments and instruments, medical supplies, dental materials and sanitary materials, veterinary drugs, cosmetics, agrochemicals, reagents, fragrant materials, dietary supplemental foods and beverages made from vitamins, minerals, enzymes and other materials, nursery foods, food additives, yeasts for bread, seasonings, livestock foods, livestock food additives, chemicals, industrial chemicals, radiopharmaceuticals and other kinds of chemicals;

(2)	Sale & purchase and export & import of foods and daily necessities;

(3)	Sale & purchase and export & import of products relating to those set forth in the foregoing clauses, and other machines and equipments;

(4)	Manufacture and wholesale of alcoholic liquor, refreshing beverage and drinking water;

(5)	Undertaking of test and research concerning safety of chemicals;

(6)	Sale & purchase, lease, management and brokerage of real estate;

(7)	Publishing business;

(8)	Motor vehicle carrier business;

(9)	Casualty insurance agency business and business relating to offering of life insurance;

(10)	Control and management of the business activities of the companies carrying out the businesses set forth in the foregoing clauses by owning the shares of such companies; and

(11)	Any business and investment incidental to or related with the foregoing clauses.

Article 3 (Location of Principal Office)

The principal office of the Company shall be located in Chuo-ku, Tokyo.

Article 4 (Company Organs)

The Company shall set up, in addition to the General Shareholders Meeting and Directors, the following company organs:

(1)	Board of Directors

(2)	Corporate Auditor

(3)	Board of Corporate Auditors

(4)	Accounting Auditor

Article 5 (Method of Public Notice)

The method of public notices of the Company shall be electronic public notice; provided, however, that if the method of electric public notice shall not be available due to any trouble or other unavoidable circumstances, notices shall be given by publication in The Nihon Keizai Shinbun.

Chapter 2 SHARES

Article 6 (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be two billion and eight hundred million (2,800,000,000).

Article 7 (Acquisition of Treasury Stock)

The Company may acquire treasury stock by market transactions etc. by resolution of the Board of Directors in accordance with Article 165, Paragraph 2 of the Corporation Law.

Article 8 (Issuance of Share Certificates)

The Company shall issue the share certificates for the Company’s share.

Article 9 (Number of Shares constituting One Unit and Non Issuance of Share Certificates for Shares Less Than One Unit)

9.1	The number of shares constituting one unit of the Company shall be one hundred (100).

9.2	Notwithstanding the previous Article, the Company shall not issue any share certificates representing shares less than one unit (“Shares Less Than One Unit”); provided, however, that this paragraph shall not be applied if Share Handling Regulation provides otherwise.

Article 10 (Restrictions on Rights pertaining to Share Less Than One Unit)

Shareholders of the Company (including beneficial shareholders. Same shall apply hereinafter.) are unable to exercise any rights pertaining to Shares Less Than One Unit which they own except the following rights:

(1)	rights provided for in the items listed in Article 189, Paragraph 2 of the Corporation Law

(2)	a right to make a request pursuant to Article 166, Paragraph 1 of the Corporation Law

(3)	a right to be allotted offered shares and offered stock acquisition rights in proportion to the number of shares owned by shareholders

(4)	a right to make a request as provided for in the following Article

Article 11 (Additional Purchase of Shares Less Than One Unit)

Any shareholders of the Company may request, as set forth in the Share Handling Regulation, the Company to sell the number of shares that will constitute one unit when combined with the Shares Less Than One Unit held by such shareholder.

Article 12 (Share Registrar)

12.1	The Company shall have a share registrar.

12.2	The share registrar and its handling place of business shall be determined by a resolution of the Board of Directors.

12.3	The preparation and keeping of the register of shareholders (including the register of beneficial shareholders. Same shall apply hereinafter.), the register of stock acquisition rights and the register of lost-share-certificate of the Company and other business relating to the register of shareholders, the register of stock acquisition rights and the register of lost-share-certificate shall be delegated to the share registrar and shall not be handled by the Company.

Article 13 (Share Handling Regulation)

Handling and fees relating to shares of the Company shall be governed by the Share Handling Regulation established by the resolution of the Board of Directors, in addition to laws and ordinances or the Articles of Incorporation.

Chapter 3 GENERAL MEETING OF SHAREHOLDERS

Article 14 (Convocation)

14.1	The Ordinary General Meeting of Shareholders shall be convened in June every year, and an Extraordinary General Meeting of Shareholders shall be convened at any time as necessary.

14.2	The General Shareholders Meeting shall be held at the place where the principal office is located or other places in the wards within Tokyo.

Article 15 (Record Date)

Record date for voting at an Ordinary General Shareholders Meeting of the Company shall be March 31 every year.

Article 16 (Person to Convene and Chairperson)

A President and Representative Director shall convene a General Shareholders Meeting pursuant to the resolution of the Board of Directors and act as chairperson thereof. If the President and Representative Director is unable to so act, one of the other Representative Directors shall act as chairperson pursuant to the resolution of the Board of Directors.

Article 17 (Disclosure of the Reference Materials for a General Shareholders Meeting on the Internet and Deemed Provision)

The Company may, in convening a General Shareholders Meeting, deem to provide information with respect to items which should be described or displayed in the reference materials for the General Shareholders Meeting, business reports, financial statements and consolidated financial statements by disclosing them on the Internet in accordance with ordinances of the Ministry of Justice.

Article 18 (Method of Resolution)

18.1	Resolutions of a General Shareholders Meeting shall be adopted by a majority of voting rights of the shareholders present who are entitled to exercise their voting rights, unless otherwise provided by laws and ordinances or by the Articles of Incorporation.

18.2	Any resolution provided for in Article 309, Paragraph 2 of the Corporation Law shall be adopted by no less than two-thirds (2/3) of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who are entitled to exercise their voting rights.

Article 19 (Exercise of Voting Rights by Proxy)

19.1	Shareholders or their legal representative may appoint another shareholder having voting rights of the Company as their proxy and exercise their voting rights through the proxy; provided, however, that the number of the proxy shall be limited to one (1).

19.2	In the event of the previous paragraph, the shareholders or the proxy must submit to the Company a document establishing power of representation for each General Shareholders Meeting.

Chapter 4 DIRECTOR AND BOARD OF DIRECTORS

Article 20 (Number)

The number of Directors shall be fourteen (14) or less.

Article 21 (Method of Election)

21.1	Directors shall be elected at the General Shareholders Meeting.

21.2	Directors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who may are entitled to exercise the voting rights.

21.3	No cumulative voting shall be used for a resolution of elections of Directors.

Article 22 (Term of Office)

22.1	The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders with respect to the last business year ending within one (1) year after he/she is elected.

22.2	The term of office of a Director who was elected for increasing the number of Directors or filling a vacancy of the Director having retired from office before expiration of his/her office shall expire upon the expiration of the term of office of other Directors in service.

Article 23 (Representative Director and Executive Director)

23.1	The Board of Directors, by its resolution, shall appoint the Representative Director

23.2	The Board of Directors, by its resolution, may appoint a Chair, Presidents, Vice Presidents, Senior Managing Directors and Managing Directors.

Article 24 (Convocation of the Board of Directors)

24.1	A notice to convene the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

24.2	A meeting of the Board of Directors may be held without the procedures of convocation, if consented to by all the Directors and Corporate Auditors.

Article 25 (Omission of Resolution of Board of Directors)

The Company shall deem that a resolution of the Board of Directors has been adopted in case that the requirement by Article 370 of the Corporation Law has been satisfied.

Article 26 (Authority of Board of Directors)

The Board of Directors of the Company shall determine administration of affairs of the Company and supervise the performance of duties by the Directors.

Article 27 (Regulation of the Board of Directors)

Matters other than those provided in this Chapter shall be governed by the Regulation of the Board of Directors established by the Board of Directors.

Article 28 (Release of Liabilities of Outside Directors)

The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to failure of his/her duty, in accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

Chapter 5 CORPORATE AUDITOR AND BOARD OF CORPORATE AUDITORS

Article 29 (Number)

The number of Corporate Auditors shall be four (4) or less.

Article 30 (Method of Election)

30.1	Corporate Auditors shall be elected at the General Shareholders Meeting.

30.2	Corporate Auditors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who are entitled to exercise their voting rights.

Article 31 (Effect of Pre-Election of Supplemental Corporate Auditors)

Pre-election of Supplemental Corporate Auditors shall be effective until the opening of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within four (4) years after he/she is elected.

Article 32 (Term of Office)

The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within four (4) years after he/she is elected.

Article 33 (Full-Time Corporate Auditor)

Corporate Auditor, by a resolution of the Board of Corporate Auditors, shall appoint a Full-Time Corporate Auditor.

Article 34 (Convocation of the Board of Corporate Auditors)

34.1	A notice to convene the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

34.2	A meeting of the Board of Corporate Auditors may be held without the procedures of convocation, if consented to by all the Corporate Auditors.

Article 35 (Regulation of Board of Corporate Auditors)

Matters other than those provided in this Chapter shall be governed by the Regulation of Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 36 (Release of Liabilities of Outside Corporate Auditors)

The Company may enter into an agreement with an Outside Corporate Auditor for limitation of liabilities for damages due to failure of his/her duty, in accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

Chapter 6 ACCOUNTS

Article 37 (Business Year)

The business year of the Company shall commence on April 1 every year and end on March 31 of the following year.

Article 38 (Payment of Surplus)

38.1	The Company may, by a resolution of the Ordinary General Meeting of Shareholders, distribute its surplus, the record date of which shall be March 31 every year.

38.2	The Company may, by the resolution of Board of Directors, pay interim dividend as set forth in Article 454, Paragraph 5 of the Corporation Law, the record date of which shall be September 30 every year.

Article 39 (Annulment Term)

The Company is exempted from liability for paying dividend at the end of a business year and interim dividend if the same remains uncollected after three (3) years have elapsed from the first date on which such dividend and interim dividend became payable.